September 22, 2025

Hunter Horsley
President
Bitwise Chainlink ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, California 94104

       Re: Bitwise Chainlink ETF
           Registration Statement on Form S-1
           Filed August 26, 2025
           File No. 333-289852
Dear Hunter Horsley:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Prospectus Summary
Chainlink and the Chainlink Network, page 1

2. We note you include some disclosure relating to staking on the Chainlink Network. To the extent the Trust plans to stake its LINK when the product launches,
       please revise to provide a materially complete description of any planned staking program. Please also confirm your understanding that we may have additional comments upon reviewing any revised disclosure.
 September 22, 2025
Page 2
The Trust's Investment Objective and Strategies
Purchases and Sales of Chainlink, page 3

3. Please revise to clarify which party is responsible for fees of Chainlink Trading
       Counterparties in connection with their purchase and sale of LINK. In this regard, we note your statement that the Sponsor will not assume such fees.
Risk Factors
Risks Related to Digital Assets
The trading prices of many digital assets, page 11

4. Please revise to include quantitative examples of LINK's historic price volatilities.
Risks Associated with Chainlink and the Chainlink Network, page 14

5. To the extent material, please add a separately-captioned section to discuss any risks associated with the Chainlink Reserve.
Chainlink, Chainlink Market and Regulation of Chainlink
Chainlink supply, page 61

6. Please revise to include the locking and unlocking schedule for LINK. In this regard, we note your statement on page 9 that the ongoing unlocking of Chainlink may cause the price of Chainlink to decline over time.
The Trust and Chainlink Prices
The CME CF Chainlink - Dollar Reference Rate - New York Variant, page 66

7. When available, please disclose the material terms of any license agreement that the
       Benchmark Provider and the Sponsor have entered into, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.
       Alternatively, if there will not be an agreement with the Benchmark Provider prior to effectiveness, please explain whether you are authorized to value the net assets of the
       Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the
       Benchmark Provider.
Calculation of NAV, page 70

8. Please address the following points in your next amendment and/or response letter, as applicable:
           With a view towards revised disclosure, please tell us whether you have agreements with any third parties for use of their valuation methods. We may have further comments based upon your response and any revisions. Please revise your disclosure to state whether you have an agreement with a
           Secondary Source. To the extent that you have identified a Secondary Source that you intend to use, please identify the Secondary Source and describe how the value of LINK is calculated by the valuation methods of the Secondary Source.
           To the extent that you do not yet have plans related to which Secondary Source you will use, please so state. Also, please revise to provide examples of the
           "available data" the Sponsor will consider to determine the fair price of LINK if
 September 22, 2025
Page 3

           the Pricing Benchmark, the Secondary Source or the principal market price are unavailable or deemed unreliable.
Custody of the Trust's Assets, page 80

9. You disclose that a "substantial portion" of the private keys will be held in the Cold
       Chainlink Account with the remaining portion held in the Hot Chainlink Account, but you also disclose that "[t]he Sponsor expects that all of the Trust's assets and private keys will be held in cold storage." Please reconcile the inconsistency. Governing Law; Consent to Delaware Jurisdiction, page 103

10. We note the statement on page 103 that each Shareholder consents "to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in
       Delaware" and that, pursuant to the Trust Agreement, such clause "shall not apply to causes of action for violations of U.S. federal or state securities laws." Please direct us to the portion of the Trust Agreement that contains these provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Richard Coyle